UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2025

Carisma Therapeutics Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36296	26-2025616
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3675 Market Street, Suite 401 Philadelphia, PA		19104
(Address of Principal Executive Offices)		( Zip Code)

Registrant’s telephone number, including area code: (267) 491-6422

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	CARM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On June 22, 2025, Carisma Therapeutics Inc., a Delaware corporation (“Carisma”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Carisma, Azalea Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Carisma (“Merger Sub”), Ocugen, Inc. (“Ocugen), a Delaware corporation, and OrthoCellix, Inc. (“OrthoCellix”), a Delaware corporation and wholly-owned subsidiary of Ocugen, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OrthoCellix (the “Merger”), with OrthoCellix continuing as a wholly owned subsidiary of Carisma and the surviving company of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.00001 per share, of OrthoCellix (“OrthoCellix Common Stock”), issued and outstanding (other than shares of OrthoCellix Common Stock (a) held as treasury stock, (b) owned, directly or indirectly, by Carisma or Merger Sub immediately prior to the Effective Time or (c) as to which appraisal rights have been properly exercised in accordance with Delaware law) shall be converted into and become exchangeable for the right to receive a number of shares of common stock, par value $0.001 per share, of Carisma (“Carisma Common Stock”), based on a ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”).

Under the Exchange Ratio formula in the Merger Agreement, upon the closing of the Merger (the “Closing”), on a pro forma basis and based upon the number of shares of Carisma Common Stock expected to be issued in the Merger, Ocugen (as the sole stockholder of OrthoCellix) and investors in the Concurrent Investment (as defined below) will own approximately 90.0% of the combined company and pre-Merger Carisma stockholders will own approximately 10.0% of the combined company, assuming a $25.0 million Concurrent Investment (as defined below) (the “Concurrent Investment Amount”) in each case, on a fully-diluted basis. Under certain circumstances, as described below, the ownership percentages may be adjusted upward or downward based on the level of Carisma’s net cash at the Closing and the size of the anticipated Concurrent Investment.

The Exchange Ratio assumes (a) a valuation for OrthoCellix of $135.0 million (less the amount, if any, by which the actual amount of the Concurrent Investment is less than $25.0 million), and (b) a valuation for Carisma of $15.0 million, which is subject to adjustment based on the amount by which Carisma’s net cash is greater than or less than $0.

In connection with the Merger, Carisma plans to seek the approval of its stockholders (a) at a special meeting to amend its restated certificate of incorporation, as amended, to effect a reverse stock split of then-outstanding shares of Carisma Common Stock (the “Reverse Stock Split”), at a reverse stock split ratio to be mutually agreed to by Carisma and OrthoCellix, and (b) at a separate special meeting to, among other things, (i) issue the shares of Carisma Common Stock issuable in connection with the Merger pursuant to the rules of The Nasdaq Stock Market LLC (“Nasdaq”), (ii) amend its restated certificate of incorporation, as amended to (A) change the name of Carisma to “OrthoCellix, Inc.” or such other name as determined by OrthoCellix, and (B) if needed, increase the number of shares of Carisma capital stock that Carisma is authorized to issue to a number mutually agreed between Carisma and OrthoCellix, and (iii) adopt new equity incentive plans (the “Equity Plan Proposals”) as described in the Merger Agreement (all such voting proposals in this paragraph, the “Carisma Voting Proposals”).

Each of Carisma and OrthoCellix has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (a) obtaining the requisite approval of their respective stockholders, (b) non-solicitation of alternative acquisition proposals, (c) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing, (d) Carisma maintaining the existing listing of the Carisma Common Stock on Nasdaq and causing the shares of Carisma Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the Closing and (e) Carisma filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement on Form S-4 to register the shares of Carisma Common Stock to be issued in connection with the Merger (the “Registration Statement”).

Prior to the Closing, Carisma will seek to enter into a series of transactions with certain third parties to monetize certain legacy assets in accordance with the limitations and requirements set forth in the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by Carisma’s stockholders of the Carisma Voting Proposals, other than the Equity Plan Proposals, (b) approval by the requisite OrthoCellix stockholders of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated thereby, (c) Nasdaq’s approval of the listing of the shares of Carisma Common Stock to be issued in connection with the Merger, (d) the effectiveness of the Registration Statement, (e) Carisma’s net cash at Closing being at least negative $1,000,000, (f) the Lock-Up Agreement (as defined below) continuing to be in full force and effect as of immediately following the Effective Time and (g) the absence of any orders or injunctions by any governmental entity that would prohibit consummation of the Merger. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to applicable materiality standards, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the Closing.

The Merger Agreement contains certain termination rights of each of Carisma and OrthoCellix. Upon termination of the Merger Agreement under specified circumstances, Carisma may be required to pay OrthoCellix a termination fee of $500,000. Upon termination of the Merger Agreement upon specified circumstances, including in the event that OrthoCellix fails to secure the commitments equal to or in excess of the Concurrent Investment Amount by or before September 15, 2025, OrthoCellix may be required to pay Carisma a termination fee of $750,000 and reimburse up to $500,000 of Carisma’s fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement.

At the Effective Time, the board of directors of the combined company is expected to consist of six members, five of whom will be designated by OrthoCellix and one of whom will be designated by Carisma.

Contingent Value Rights Agreement

At or prior to the Effective Time, Carisma will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”) pursuant to which pre-Merger Carisma common stockholders, subject to the terms and conditions set forth in the CVR Agreement will receive one contingent value right (each, a “CVR”) for each outstanding share of Carisma Common Stock held by such stockholder on such date.

Each CVR will represent the contractual right to receive a contingent cash payment equal to (i) the Net Proceeds (as defined in the CVR Agreement) received by Carisma to the extent such payment related to the disposition of any legacy asset of Carisma during the period beginning on the execution date of the Merger Agreement and ending on the second (2nd) anniversary of the Closing, if any, plus (ii) the Net Proceeds received by Carisma to the extent such payment related to any royalties, milestones or other payments received by Carisma following the Closing under certain of Carisma’s existing agreements, including its collaboration and license agreement with ModernaTX, Inc., in each case subject to adjustment based on the terms and conditions set forth in the CVR Agreement.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Carisma or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Concurrent Investment

Pursuant to the Merger Agreement, Carisma and OrthoCellix have agreed to use commercially reasonable efforts to enter into subscription agreements with one or more investors designated by OrthoCellix (the “Investors”), pursuant to which the Investors would agree to purchase shares of Carisma Common Stock for aggregate gross proceeds (inclusive of the Guarantor Investment Amount (as defined below)) at least equal to the Concurrent Investment Amount, which investment (the “Investor Investment”) is expected to be consummated at or immediately following the Closing. On or before August 1, 2025, Ocugen shall enter into a securities purchase agreement with Carisma, pursuant to which Ocugen will commit to purchase (the “Guarantor Investment”, and together with the Investor Investment, the “Concurrent Investment”), at or immediately following the Closing, shares of Carisma Common Stock for aggregate gross proceeds equal to not less than $5.0 million.

Support Agreements and Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, (a) the sole stockholder of OrthoCellix (solely in its capacity as the stockholder of OrthoCellix) holding 100% of the outstanding shares of OrthoCellix capital stock entered into a support agreement with Carisma and OrthoCellix to vote all of their shares of OrthoCellix capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “OrthoCellix Support Agreement”) and (b) certain executive officers and directors of Carisma have entered into support agreements with Carisma and OrthoCellix to vote all of their shares of Carisma Common Stock in favor of the Carisma Voting Proposals.

Concurrently and in connection with the execution of the Merger Agreement, Ocugen, as the sole stockholder of OrthoCellix, has entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which, and subject to specified exceptions, they have agreed not to transfer their shares of Carisma Common Stock for the 180-day period following the Closing.

The preceding summaries of the Merger Agreement, the CVR Agreement, the Support Agreements and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of CVR Agreement, the form of Carisma Support Agreement, the form of OrthoCellix Support Agreement and the form of Lock-Up Agreement, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Carisma or OrthoCellix or to modify or supplement any factual disclosures about Carisma in Carisma’s public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Carisma, OrthoCellix and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Carisma, OrthoCellix or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be modified in important part by the underlying disclosure schedules which are not filed publicly, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 7.01.	Regulation FD Disclosure.

On June 23, 2025, Carisma and OrthoCellix issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995, concerning Carisma, OrthoCellix, the proposed financing and the proposed Merger between Carisma and OrthoCellix (collectively, the “Proposed Transactions”) and other matters. These forward-looking statements include, but are not limited to, express or implied statements relating to Carisma’s and OrthoCellix’s management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the structure, timing and completion of the proposed Merger between Carisma and OrthoCellix; the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; expectations regarding the structure, timing and completion of the Concurrent Investment, including investment amounts from investors, timing of closing of the Proposed Transactions, expected proceeds, expectations regarding the use of proceeds, and impact on ownership structure; the anticipated timing of the closing; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed Merger and any Concurrent Investment; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company, including expectations around market exclusivity and intellectual property protection; anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results; expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs, in particular with respect to OrthoCellix’s NeoCart® technology, and any developments or results in connection therewith, including the target product profile of NeoCart®; the anticipated timing of the commencement of and results from those studies and trials; the sufficiency of post-transaction resources to support the advancement of OrthoCellix’s pipeline through certain milestones and the time period over which OrthoCellix’s post-transaction capital resources will be sufficient to fund its anticipated operations; the cash balance of the combined entity at closing; expectations related to the anticipated timing of the closing of the Proposed Transactions; the expectations regarding the ownership structure of the combined company; the expected trading of the combined company’s stock on Nasdaq under the ticker symbol “OCLX” after the Closing; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “milestones,” “pipeline,” “can,” “goal,” “strategy,” “target,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are made based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management, concerning future developments and their potential effects. There can be no assurance that future developments affecting Carisma, OrthoCellix, or the Proposed Transactions will be those that have been anticipated.

These forward-looking statements involve a number of risks and uncertainties, some of which are beyond Carisma’s or OrthoCellix’s control, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the Closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of (a) the proposed Reverse Stock Split from Carisma’s stockholders and (b) the proposed Merger from both Carisma’s and OrthoCellix’s stockholders, if at all; the risk that the proposed Concurrent Investment is not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of Carisma and OrthoCellix to consummate the Proposed Transactions; risks related to Carisma’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the Closing; risks related to Carisma’s and OrthoCellix’s ability to correctly estimate their respective operating expenses and their respective expenses associated with the Proposed Transactions, as applicable, pending the Closing, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the combined company, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Merger on Carisma’s or OrthoCellix’s business relationships, operating results and business generally; costs related to the Merger; the risk that as a result of adjustments to the exchange ratio, OrthoCellix stockholders and Carisma stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Carisma’s common stock relative to the value suggested by the exchange ratio; the uncertainties associated with OrthoCellix’s NeoCart® portfolio, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; the outcome of any legal proceedings that may be instituted against Carisma, OrthoCellix or any of their respective directors or officers related to the Proposed Transactions; the ability of Carisma and OrthoCellix to obtain, maintain, and protect their respective intellectual property rights; competitive responses to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; potential adverse reactions or changes to business relationships, operating results, and business generally, resulting from the announcement or completion of the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of Carisma or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Carisma’s Annual Report on Form 10-K for the year ended December 31, 2024, which was originally filed with the SEC on March 31, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC on April 29, 2025, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that Carisma makes and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by Carisma from time to time, any risk factors related to Carisma or OrthoCellix made available to you in connection with the Proposed Transactions, as well as risk factors associated with companies, such as OrthoCellix, that operate in the biopharma industry. Should one or more of these risks or uncertainties materialize, or should any of Carisma’s or OrthoCellix’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Carisma nor OrthoCellix undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Carisma or OrthoCellix.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transactions Will be Filed with the SEC

This communication relates to the proposed Merger involving Carisma and OrthoCellix and may be deemed to be solicitation material in respect of the proposed Merger. In connection with the Proposed Transactions, Carisma intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Carisma may file with the SEC and/or send to Carisma’s stockholders in connection with the proposed Merger. CARISMA URGES, BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CARISMA, ORTHOCELLIX, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Carisma with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Carisma with the SEC will also be available free of charge on Carisma’s website at www.carismatx.com, or by contacting Carisma’s Investor Relations at investors@Carismatx.com. In addition, investors and stockholders should note that Carisma communicates with investors and the public using its website at https://ir.Carismatx.com/.

Participants in the Solicitation

Carisma, OrthoCellix, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Carisma’s stockholders in connection with the Proposed Transactions under the rules of the SEC. Information about Carisma’s directors and executive officers, including a description of their interests in Carisma, is included in Carisma’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 29, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of OrthoCellix, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of June 22, 2025, by and among Carisma Therapeutics Inc., OrthoCellix, Inc., Azalea Merger Sub, Inc. and Ocugen, Inc.

10.1	Form of Contingent Value Rights Agreement

10.2	Form of Carisma Support Agreement

10.3	Form of OrthoCellix Support Agreement

10.4	Form of Lock-Up Agreement

99.1	Joint Press Release, issued on June 23, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARISMA THERAPEUTICS INC.

	By:	/s/ Steven Kelly
Date: June 23, 2025		Steven Kelly
President and Chief Executive Officer